

05040907 MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POND EQUITIES Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4522 FORT HAMILTON PARKWAY
(No. and Street)

BROOKLYN (City) NEW YORK (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIRIAM WERCZBERGER (718) 437-3657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL DAVID
(Name – *if individual, state last, first, middle name*)

1146 EAST 32ND STREET (Address) BROOKLYN (City) NEW YORK (State) 11210 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2005 WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EZRA BIRNBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POND EQUITIES, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

LISA LACHMAN
Notary Public, State of New York
No. 01LA6075579
Qualified in Nassau County
Term Expires June 10, 2006



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neil D. Rischall
Certified Public Accountant
1146 East 32nd Street
Brooklyn, New York 11210
Phone (718) 692-0510

To the Stockholders of
Pond Equites

I have audited the accompanying statement of financial condition of Pond Equities as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis , evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pond Equities as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Neil D. Rischall CPA
Brooklyn, New York
February 28, 2005

Neil D. Rischall
Certified Public Accountant
1146 East 32nd Street
Brooklyn, New York 11210
Phone (718) 692-0510

To the Stockholders of
Pond Equites

I have examined the financial statements of Pond Equities for the year ended December 31, 2004, and have issued my report thereon dated February 28, 2005. As part of my examination, I made a study evaluation of the company's system of internal accounting controls, (which includes the procedures for safeguarding securities to the extent I considered necessary to evaluate the system), as required under generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pond Equites that I considered relevant to the objectives stated in rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment for securities of section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess whether those practices and procedures can be expected to achieve the commissions above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders of
Pond Equites

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to any future periods, is subject to the risk that they may become inadequate because changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pond Equities taken as whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission and should not be used for any other purpose.



Neil D. Rischall CPA
Brooklyn, New York
February 28, 2005

Pond Equities
Balance Sheet
December 31, 2004

Assets

Cash	$ (103,654)
Due from broker	2,156,144
Securities owned	2,469,012
Other assets	250,000
	$ 4,771,502

Liabilites and Stockholders Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilites	$ 1,161,860
Securities sold not yet purchased	2,944,132
	4,105,992
Commitment and contingent liabilities	
Subordinated borrowings	200,000
Stockholders Equity	
Common Stock	500
Paid in Capital	46,300
Retained Earnings	418,710
Total Stockholders Equity	465,510
	$ 4,771,502

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Operations
for the Year Ended December 31, 2004

Revenues:		
Commission Income	$	4,591,022
Trading Income (Loss)		1,354,782
Margin, interest, & dividend income		398,020
Other income		184,152
Total Revenues		6,527,976
Expenses:		
Salaries		3,789,312
Travel and selling		398,970
Commissions		345,776
Professional services		269,844
Computer services		199,890
Insurance		192,353
Dues		183,182
Advertising		163,100
Payroll expenses		159,596
Delivery and auto		142,039
Office		94,692
Taxes		63,226
Rent		61,500
Clearing and transaction fees		58,701
Communications		57,153
Interest expense		56,392
Depreciation		45,050
Employee benefits		36,299
Repairs		9,670
Utilities		7,448
Allowance for doubtful accounts		4,880
Total expenses		6,339,073
Net income	$	188,903

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Stockholders Equity
for the Year Ended December 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings
Balances at January 1, 2004	$ 500	$ 46,300	$ 679,807
Net income			188,903
(Draws) of income			(450,000)
Balances at December 31, 2004	$ 500	$ 46,300	$ 418,710

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the Year Ended December 31, 2004

Subordinated Liabilities as of January 1, 2004	$ 200,000
(Decrease) in subordinated loans	0
Subordinated Liabilities as of December 31, 2004	$ 200,000

	Equity	Other	Total
Subordinated Liabilities Balances at January 1, 2004	0	0	$ 200,000
Increase			
Decrease			
Subordinated Liabilities Balances at December 31, 2004	$ 0	$ 0	$ 200,000

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Cash Flows
for the Year ended December 31, 2004

Cash flows form operations:			
Net income		$	188,903
Adjustments to reconcile net income to cash:			
Changes in Assets:			
Decrease in due from brokers	1,449,770		
(Increase) in other assets	(250,000)		
(Increase) in securities owned	(910,226)		
Total change in assets			289,544
Changes in Liabilities:			
(Decrease) in accrued and other liabilities	(237,370)		
(Decrease) in securities sold	(161,256)		
			(398,626)
Cash flows from financing:			
Draws of income			(450,000)
Net increase in cash			(370,179)
Cash at January 1, 2004			266,525
Cash at December 31, 2004		$	(103,654)

The accompanying notes are an integral part of these financial statements.

Pond Equities
Computations of Net Capital
December 31, 2004

	Schedule I
Total Shareholders Equity	465,510
add: Subordinated Liabilities	200,000
	665,510
Non-Allowable Items:	
less: Non-Allowable Assets	
Net Capital before haircuts	665,510
Haircuts:	
Stocks	(552,451)
Undue Concentration	(356,770)
Money Market Asset Fund	(20,784)
Government Treasury Bond	(19,882)
Net capital	(284,377)
Calculation on aggregate indebtedness:	
Total liabilities	4,305,992
less: Non-AI items	(3,144,132)
Aggregate indebtedness:	1,161,860
Computation of basic net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	77,457
Minimum dollar requirement	100,000
Net capital requirement	100,000
Actual net capital	(284,377)
Excess net capital	(384,377)
Excess net capital - 1000%	(400,563)
Ratio: Aggregate indebtedness to net capital	-409%
Debt/Debt Equity	30%

The accompanying notes are an integral part of these financial statements.

Statement regarding SEC Rule 15c3-3

Pond Equities is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer. As such Pond Equities is exempt from the following:

1. Computation for Determining SEC Rule 15c3-3 Reserve Requirement.
2. Information relating to Possession or control Requirements under SEC Rule 15c3-3.

Pond Equites
Notes to Financial Statements

Significant Accounting Policies:

1. Pond Equities has $ 200,000 subordinated liabilities as of December 31, 2004
2. The computation of net capital and the computation for the determination of reserve requirements in this report does not differ materially from the unaudited computation independently submitted by Pond Equities.
3. Pond Equities has elected not to be subject to the provisions of Rule 15c3-3 and has no "Special Reserve Bank Account".
4. Information for possesion or control requirements under rule 15c3-3 : All customer's fully paid for securites were either in possession or control of Pond Equities, or when not, were the result of temporary lags which resulted from normal business operations.